UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 24, 2024

ARYA SCIENCES ACQUISITION CORP IV
(Exact name of registrant as specified in its charter)

Cayman Islands	001-40122	98-1574672
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

51 Astor Place, 10th Floor New York, NY	10003
(Address of principal executive offices)	(Zip Code)

(212) 284-2300
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.0001 per share	ARYD	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry Into A Material Definitive Agreement.

On February 13, 2024, ARYA Sciences Acquisition Corp IV, a Cayman Islands exempted company (“ARYA”), Aja Holdco, Inc., a Delaware corporation and wholly-owned subsidiary of ARYA (“ListCo”), Aja Merger Sub 1, a Cayman Islands exempted company and wholly-owned subsidiary of ListCo (“ARYA Merger Sub”), Aja Merger Sub 2, Inc., a Delaware corporation and wholly-owned subsidiary of ListCo (“Company Merger Sub”) and Adagio Medical, Inc., a Delaware corporation (“Adagio”), entered into a Business Combination Agreement (as amended pursuant to the Amendment No. 1 (as defined below) and as may be further amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement,” and the transactions contemplated by the Business Combination Agreement and the Additional PIPE Financing (as defined below), collectively, the “Business Combination”). This current report on Form 8-K (this “Current Report”) is being filed to describe the Amendment No. 1 and the Additional PIPE Financing. As used in this Current Report, “New Adagio” refers to ListCo after giving effect to the consummation of the transactions contemplated by the Business Combination Agreement.

PIPE Financing (Private Placement)

On June 24, 2024, ListCo and ARYA entered into additional subscription agreements (the “Additional Subscription Agreements”), pursuant to which certain investors (the “Additional PIPE Investors”) and Perceptive Life Sciences Master Fund, Ltd., a Cayman Islands exempted company (the “Perceptive PIPE Investor”) agree to provide to ListCo financing valued at approximately $6,373,948 (the “Additional PIPE Financing”), which includes (i) an agreement to purchase 284,444 shares of common stock, par value $0.0001 per share, of New Adagio (the “New Adagio Common Stock”) and 240,000 warrants exercisable for shares of New Adagio Common Stock at $10.00 per share, subject to adjustment (the “Base Warrants”) for $2,000,000 at the closing of the Business Combination (the “Closing”), (ii) non-redemption commitments of 119,730 Class A ordinary shares, par value $0.0001 per share, of ARYA (the “Class A ordinary shares”), valued as of June 18, 2024 at approximately $1,373,948 based on an approximate redemption value of $11.47 per Class A ordinary share on June 18, 2024 and which will result in the issuance of approximately 75,395 shares of New Adagio Common Stock (in addition to the 119,730 shares of New Adagio Common Stock that will be issued to such Additional PIPE Investor upon conversion of the 119,730 Class A ordinary shares subject to the non-redemption agreement into shares of New Adagio Common Stock in connection with the Business Combination) and 164,874 Base Warrants, and (iii) an amendment to the subscription agreement of the Perceptive PIPE Investor, (a) pursuant to which the Perceptive PIPE Investor agrees to increase the principal amount of convertible promissory notes (including any interest that has been accruing and will remain unpaid through Closing on such convertible promissory notes) that it will contribute to ListCo at Closing by an additional $3,000,0000 convertible promissory note of Adagio, which the Perceptive PIPE Investor purchased from Adagio pursuant to that certain Note Purchase Agreement, dated as of May 21, 2024, and (b) which will result in the issuance to the Perceptive PIPE Investor of approximately an additional 360,000 shares of New Adagio Common Stock and an additional 360,000 Base Warrants. The amendment to the subscription agreement of the Perceptive PIPE Investor also provides that the Perceptive PIPE Investor may elect to subject to its Subscription Agreement additional convertible promissory notes that Adagio may issue to the Perceptive PIPE Investor prior to the Closing to fund ongoing working capital requirements of Adagio prior to the Closing.

As provided for in certain of the Additional Subscription Agreements that provide for the agreement not to redeem Class A ordinary shares or for the contribution of Adagio convertible note interest that has been accruing and will remain unpaid through Closing, the number of shares of New Adagio Common Stock and Base Warrants issuable pursuant to such subscription agreements will depend on the redemption value of the Class A ordinary shares at Closing and the amount of interest that has been accruing and will remain unpaid through Closing on the convertible notes being contributed to ListCo. The shares of New Adagio Common Stock and Base Warrants to be issued pursuant to the Subscription Agreements have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be issued in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. ListCo will grant the Additional PIPE Investors certain registration rights in connection with the Additional PIPE Financing. The Additional PIPE Financing is contingent upon, among other things, the substantially concurrent closing of the Business Combination.

The form of subscription agreements executed in connection with the Additional Financing are filed with this Current Report as Exhibits 10.1, 10.2 and 10.3 and are incorporated herein by reference, and the foregoing description of the Additional Subscription Agreements and Base Warrants are qualified in their entirety by reference thereto.

Amendment No. 1 to the Business Combination Agreement

On June 25, 2024, ARYA and Adagio entered into a Consent and Amendment No. 1 to the Business Combination Agreement (the “Amendment No. 1”), pursuant to which, among other things: (i) ARYA consents to Adagio entering an exchange agreement (the “Exchange Agreement”) and the transactions contemplated thereunder with RA Capital Healthcare Fund, L.P., a Delaware limited partnership (“RA Capital”), pursuant to which, RA Capital will exchange a certain number of its existing Company Series E Preferred Shares (as defined in the Business Combination Agreement) for pre-funded warrants (each, a “Pre-Funded Warrant”) to purchase Company Series E Preferred Shares, with each Pre-Funded Warrant issued and outstanding as of immediately prior to the Company Merger Effective Time (as defined in the Business Combination Agreement) being automatically canceled and extinguished and converted into the right to receive a number of HoldCo Shares (as defined in the Business Combination Agreement) equal to the Exchange Ratio (as defined in the Business Combination Agreement); (ii) the definition of the term “Fully Diluted HoldCo Closing Capitalization” as provided in the Business Combination Agreement is expanded to include the number of pre-funded warrants outstanding immediately after the Company Merger Effective Time that each represent the right to purchase HoldCo Shares; (iii) (a) the aggregate share reserve under the Key Employee Incentive Plan (as defined in the Business Combination Agreement) shall be up to the Key Employee Incentive Plan Maximum Amount, which is the aggregate number of HoldCo Shares equal to the product obtained by multiplying (A) the quotient of (x) fifteen percent (15%) divided by (y) thirty-five percent (35%) by (B) the Aggregate Incentive Equity Pool, which is the aggregate number of HoldCo Shares equal to (x) the Aggregate HoldCo Share Reserve (as defined hereunder) minus (y) the Fully Diluted HoldCo Closing Capitalization, and (b) the aggregate share reserve under the HoldCo Incentive Equity Plan (as defined in the Business Combination Agreement) shall be equal to the Incentive Equity Plan Maximum Amount plus an increase as provided in the Business Combination Agreement, which Incentive Equity Plan Maximum Amount is the aggregate number of HoldCo Shares equal to the product obtained by multiplying (A) the quotient of (x) twenty percent (20%) divided by (y) thirty-five percent (35%) by (B) the Aggregate Incentive Equity Pool; and (iv) following the Closing, ListCo’s name will be changed to ‘‘Adagio Medical Holdings, Inc.’’ (or such other name mutually agreed to by ARYA and Adagio). As defined in the Amendment No. 1, “Aggregate HoldCo Share Reserve” means the aggregate number of HoldCo Shares equal to the quotient obtained by dividing (i) the Fully Diluted HoldCo Closing Capitalization by (ii) sixty-five percent (65%).

A copy of the Amendment No. 1 is filed with this Current Report as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Amendment No. 1 is qualified in their entirety by reference thereto.

Item 3.02	Unregistered Sales of Equity Securities.

The disclosure related to the Additional PIPE Financing set forth above in Item 1.01 of this Current Report is incorporated by reference herein. The shares of New Adagio Common Stock and Base Warrants offered and sold in connection with the Additional PIPE Financing have not been registered under the Securities Act in reliance upon the exemption provided in Section 4(a)(2) thereof.

Forward-Looking Statements

Certain statements in this Current Report may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or ARYA’s, Adagio’s or New Adagio’s future financial or operating performance. For example, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including post-Business Combination fully diluted equity value, the anticipated enterprise value of New Adagio, expected ownership in New Adagio, projections of market opportunity and market share, the capability of Adagio’s or New Adagio’s business plans including its plans to expand, the sources and uses of cash from the Business Combination, any benefits of Adagio’s partnerships, strategies or plans as they relate to the Business Combination, anticipated benefits of the Business Combination and expectations related to the terms and timing of the Business Combination, Adagio’s expected pro forma cash, Adagio’s or New Adagio’s expected cash runway through 2025 or statements related to Adagio’s or New Adagio’s funding gap, funded business plan or use of proceeds, or other metrics or statements derived therefrom, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “propose,” “seek,” “should,” “strive,” “will,” or “would” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which may be beyond the control of ARYA, Adagio or New Adagio and could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by ARYA and its management, Adagio and its management and New Adagio and its management, as the case may be, are inherently uncertain. Each of ARYA, Adagio and New Adagio caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. There will be risks and uncertainties described in the proxy statement/prospectus included in the registration statement on Form S-4 (the “Registration Statement”) relating to the Business Combination, which has been filed by ListCo with the U.S. Securities and Exchange Commission (the “SEC”), and described in other documents filed by ARYA or New Adagio from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither ARYA nor Adagio can assure you that the forward-looking statements in this Current Report will prove to be accurate.

In addition, new risks and uncertainties may emerge from time to time, and it may not be possible to identify and accurately predict the potential impacts of any such risks and uncertainties that may arise in the future. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (2) the outcome of any potential litigation, government or regulatory proceedings that may be instituted against ARYA, Adagio, New Adagio or others; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of ARYA, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (4) the amount of redemption requests made by ARYA’s public shareholders; (5) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (6) delays in obtaining, adverse conditions in, or the inability to obtain regulatory approvals, or delays in completing regulatory reviews, required to complete the Business Combination; (7) the ability to meet stock exchange listing standards prior to or following the consummation of the Business Combination; (8) the risk that the Business Combination disrupts current plans and operations of Adagio or New Adagio as a result of the announcement and consummation of the Business Combination; (9) Adagio’s ability to remain compliant with the covenants of its existing debt, including any convertible or bridge financing notes; (10) New Adagio’s ability to remain compliant with the covenants of, and other obligations under, the senior secured convertible notes that will be issued in connection with the closing of the Business Combination; (11) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of New Adagio to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (12) costs related to the Business Combination; (13) risks associated with changes in applicable laws or regulations and Adagio’s or New Adagio’s international operations and operations in a regulated industry; (14) the possibility that Adagio or New Adagio may be adversely affected by other economic, business, and/or competitive factors; (15) Adagio’s or New Adagio’s use of proceeds, post-Business Combination fully diluted equity value or fully diluted enterprise value, expected pro forma cash, expected cash runway or funding gap, estimates of expenses and profitability; and (16) the other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in ARYA’s Annual Report on Form 10-K for the year ended December 31, 2023, its Quarterly Reports on Form 10-Q, and other documents filed, or to be filed, with the SEC by ARYA or New Adagio. There may be additional risks that ARYA, Adagio or New Adagio do not presently know or that ARYA, Adagio or New Adagio currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Actual events and circumstances are difficult or impossible to predict and may materially differ from assumptions. Many actual events and circumstances are beyond the control of ARYA, Adagio and New Adagio.

Nothing in this Current Report should be regarded as a representation or warranty by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved, in any specified time frame, or at all. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made in this Current Report. Subsequent events and developments may cause those views to change. Neither ARYA, Adagio nor New Adagio undertakes any duty to update these forward-looking statements.

Additional Information

In connection with the Business Combination, ListCo has filed with the SEC a Registration Statement containing a preliminary proxy statement of ARYA and a preliminary prospectus of ListCo, and after the Registration Statement is declared effective, ARYA expects to mail a definitive proxy statement/prospectus related to the Business Combination to its shareholders. The proxy statement/prospectus contains important information about the Business Combination and the other matters to be voted upon at ARYA’s shareholder meeting to be held to approve the Business Combination. ARYA and ListCo may also file other documents with the SEC regarding the Business Combination. This Current Report does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Before making any voting or other investment decisions, shareholders of ARYA and other interested persons are advised to read, the preliminary proxy statement/prospectus and any amendments thereto, the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials contain important information about ARYA, Adagio and the Business Combination. After the Registration Statement becomes effective, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to shareholders of ARYA as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: ARYA Sciences Acquisition Corp IV, 51 Astor Place, 10th Floor, New York, New York, 10003, Attention: Secretary, ARYA4@perceptivelife.com.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

ARYA and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from ARYA’s shareholders with respect to the Business Combination. A list of the names of ARYA’s directors and executive officers and a description of their interests in ARYA is contained in ARYA’s Annual Report on Form 10-K, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to ARYA Sciences Acquisition Corp IV, 51 Astor Place, 10th Floor, New York, New York, 10003, Attention: Secretary, ARYA4@perceptivelife.com. Additional information regarding the interests of such participants is contained in the proxy statement/prospectus for the Business Combination. Investors, security holders and other interested persons of ARYA, Adagio and New Adagio are urged to carefully read in their entirety the proxy statement/prospectus and other relevant documents that have been filed or will be filed with the SEC because they contain important information about the Business Combination. Also see above under the heading “Additional Information.”

Adagio and New Adagio, and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of ARYA in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is included in the proxy statement/prospectus for the Business Combination.

No Offer and Non-Solicitation

This Current Report does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any securities of ARYA, Adagio or New Adagio, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit Number	Description
2.1	Amendment No. 1 to the Business Combination Agreement, dated June 25, 2024, by and among ARYA and Adagio.
10.1	Form of Non-Redemption Subscription Agreement with Base Warrant.
10.2	Form of Subscription Agreement with Base Warrant.
10.3	Amendment to Perceptive PIPE Investor Subscription Agreement, dated June 24, 2024, by and among the Perceptive PIPE Investor, ListCo and ARYA.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 25, 2024

ARYA Sciences Acquisition Corp IV

By:	/s/ Adam Stone
Name:	Adam Stone
Title:	Chief Executive Officer